06008763

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prudential Equity Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New York Plaza
(No. and Street)

New York	New York	10292-0128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. James P. McCormack (212) 778-4587
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 9 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

(06-02)

Prudential Equity Group, LLC and Subsidiaries

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Prudential Equity Group, LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Prudential Equity Group, LLC and Subsidiaries at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2006

Consolidated Statement of Financial Condition
December 31, 2005 (in thousands)

Assets	
Cash and cash equivalents	$5,363
Cash and securities segregated under federal and other regulations	2,447
Securities purchased under agreements to resell	250,000
Receivable from clearing organizations	34,065
Financial investments owned, at fair value, on deposit with clearing broker:	
US government and federal agency debt	24,942
Financial instruments owned, at fair value:	
Mortgage-backed debt	40,295
Commercial paper and certificates of deposit	157,193
Equities	8,297
Options and other	1,479
Other assets	29,515
	$553,596
Liabilities and Member's Deficit	
Liabilities	
Financial instruments sold, but not yet purchased, at fair value:	
Equities and preferred stock	$ 5,654
Options and other	1,276
Due to affiliates	26,744
Accrued compensation	45,744
Accrued expenses and other liabilities, including costs for litigation and regulatory matters	542,852
	622,270
Member's Deficit	
Contributed capital	860,705
Accumulated losses	(929,379)
Total Member's Deficit	(68,674)
	$553,596

The accompanying notes are an integral part of this consolidated financial statement.

1. Summary of Significant Accounting Policies

This Consolidated Statement of Financial Condition includes the accounts of Prudential Equity Group, LLC and its subsidiaries (the "Company"), formerly known as Prudential Securities Incorporated and subsidiaries ("PSI"). As of February 2, 2004, the Company converted to Limited Liability Company whose sole member is Prudential Securities Group Inc. (the "Parent"). The Parent is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). All material intercompany balances and transactions are eliminated in consolidation. The principal business of the Company is to provide equity research, sales and trading services to institutions in the United States, Europe and Japan that invest in U.S. equity securities. The Company is an introducing broker, clearing all transactions with and for customers on a fully-disclosed basis through a third-party clearing firm. The Company promptly transmits all customer funds and securities to the clearing broker, which carries all accounts of such customers.

Proprietary securities transactions, commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

Cash equivalents are short-term interest-earning deposits.

Other assets consist primarily of affiliated receivables of approximately $18 million, office equipment and leasehold improvements, exchange memberships and prepaid expenses. Office equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of the estimated economic life of the improvement or the remaining term of the lease. Office equipment is depreciated on the straight-line method based on the estimated useful lives of the assets. Accrued expenses and other liabilities consists primarily of legal reserves, and trade payables.

Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of a matter that are reasonably estimable and, if so, such costs are included in the accrual.

In the ordinary course of business, the Company participates in a variety of financial transactions and administrative services with its Parent and affiliates as described in Notes 5, 6, 7, 8 and 10. Approximately $447 million of the Company's assets are managed by an affiliate, Prudential Investment Management.

The preparation of the Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition. It is possible that such changes could occur in the near term. In presenting the Statement of Financial Condition management makes estimates regarding the outcome of litigation, certain trading inventory valuations, certain costs allocated by affiliates and other matters that affect the reported amounts and disclosure of contingencies in the Statement of Financial Condition.

2. Cash and Securities Segregated Under Federal and Other Regulations

The Company has segregated assets in cash totaling $2,447 at December 31, 2005 under various regulatory requirements primarily representing funds deposited and accruing to customers as a result of trades or contracts.

3. Resale Agreements

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is Company policy to take possession or control of securities purchased under agreements to resell and to value the securities daily. To ensure the market value of the underlying collateral remains sufficient to protect against credit risk, additional collateral is obtained when deemed appropriate.

4. Financial Instruments Owned and Financial Instruments Sold But Not Yet Purchased

Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

5. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, Prudential Securities Group Inc. The Parent is included in the consolidated federal income tax return of Prudential. The Parent also files separate state income tax returns and is included in certain consolidated state income tax returns.

All federal and state income tax liabilities and/or benefits incurred after February 2, 2004 are passed through to the sole member owner in accordance with the Internal Revenue Code. The Company no longer files separate state income tax returns. Prior to converting to a Limited Liability Company, the Company was a member of a group of affiliated companies which joined in filing a consolidated federal income tax return. In addition, the Company also filed separate state and local income tax returns.

Pursuant to the tax allocation agreement, federal, state and local income tax expense is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid by/to the Parent, deferred taxes are recorded on the Parent's financial statements and therefore deferred taxes are not provided. The tax benefits of $103,606 were settled as a distribution from capital to its Parent in accordance with the Company's tax sharing agreement.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 2001. The Service has begun its examination of the 2002 through 2003 income tax returns. Management believes that the close of the audit will not result in material financial statement adjustments for the Company.

(in thousands, except where noted)

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the minimum dollar net capital requirement of a reporting broker or dealer. At December 31, 2005, the Company has net capital deficit of $104,606, which is $105,606 in deficit of the minimum required net capital. The net capital deficiency includes an accrual recorded on January 31, 2006, reflecting a change in estimate for a contingency existing at December 31, 2005. On February 1, 2006 the net capital deficiency was funded with a $333 million equity capital contribution from its Parent. See Note 10 regarding the Prudential's guarantee to adequately fund the Company's net capital requirement.

The Company operates the majority of its business under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are carried on the books of the Clearing Broker. However, the Company is subject to the provisions of SEC 15c3-3 relating to possession or control and customer reserve requirements as it relates to two items. First, the company identified commissions received from mutual funds pursuant to a brokerage services arrangement wherein the Company agreed to pay a portion of the funds' client expenses. Second, mutual fund breakpoint discounts were segregated in order to safeguard and redeem for the benefit of its customers.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

7. Benefit Plans

Pension Plans
Substantially all of the Company's employees participate in a defined benefit pension plan sponsored by Prudential. Prudential charges these costs to the Company and maintains the ultimate obligation.

Other Employee Benefits
The Company sponsors a voluntary 401(k) savings plan for employees. The plan provides for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary.

Other Postretirement Benefits
Prudential provides for certain healthcare and life insurance benefits for eligible retired employees of the Company. Prudential charges these costs to the Company and maintains the ultimate obligation.

Stock-Based Compensation
In 2005 and prior, Prudential issued stock-based compensation in the form of stock options, restricted stock shares, restricted stock units and performance share awards.

Effective January 1, 2003, Prudential and the Company changed its accounting for employee stock options to adopt the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended, prospectively for all new stock options granted to employees on or after January 1, 2003. Accordingly, the Company records the allocated compensation costs for these stock options over the vesting period, generally three years, with a charge to compensation expense. Prior to January 1, 2003, Prudential and the Company

(in thousands, except where noted)

accounted for employee stock options using the intrinsic value method of APB No. 25 "Accounting for Stock Issued to Employees," and related interpretations. Under this method, Prudential and the Company did not recognize any stock-based compensation expense for employee stock options as all options granted had an exercise price equal to the market value of Prudential's Common Stock on the date of grant.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment," which replaces SFAS No. 123. SFAS No. 123(R) requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. Under this method, compensation costs of awards to employees, such as stock options, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period). As described above, Prudential and the Company had previously adopted the fair value recognition provisions of the original SFAS No. 123, prospectively for all new stock options issued to employees on or after January 1, 2003. The Company will adopt SFAS No. 123(R) on January 1, 2006. By that date, there will be no unvested stock options issued prior to January 1, 2003. Accordingly, we expect no material change to the Consolidated Statement of Financial Condition.

8. Derivatives and Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk include financial instruments sold but not yet purchased and certain derivative financial instruments.

Financial instruments sold but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments at prevailing market prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation may exceed the amount recognized in the Consolidated Statement of Financial Condition.

The Company enters into derivative transactions, primarily exchange-traded options. An option contract provides the option purchaser with the right, but not the obligation, to buy or sell the underlying security. The option writer is obligated to sell or buy the underlying security if the option purchaser chooses to exercise. These derivative instruments are held for trading purposes, which include meeting the needs of clients and are subject to varying degrees of market risk.

The Company's options are valued daily. Quoted market prices are used when available. Values are affected by changes in market conditions including interest rates, market volatility and market liquidity. The Company records any unrealized gains and losses on its options contracts used in a trading capacity by marking-to-market the contracts on a daily basis. The unrealized gain or loss is recorded in the Consolidated Statement of Financial Condition with the related profit or loss reflected in revenues.

9. Risk Management

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis through a variety of reporting and control procedures.

Market Risk
Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices, and other market factors. The Company employs a variety of methods to monitor its market risk profile. Senior management is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has a risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company.

Credit Risk in Proprietary Transactions
Counterparties to the Company's proprietary trading activities are primarily financial institutions including brokers and dealers, banks, and fund managers. Credit losses could arise should counterparties fail to perform under the terms of the contracts. The Company manages credit risk by dealing with creditworthy counterparties.

Credit Risk in Client Activities
In the normal course of business, the Company's activities include trade execution for its institutional clients. These activities may expose the Company to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the accounts of the customers of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted primarily on a cash basis. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are settled properly by the Clearing Broker.

Concentrations of Credit Risk
Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is actively involved in securities brokerage and trading with a broad range of institutional investors.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions which include other brokers and dealers, commercial banks, certain government sponsored agencies, and fund managers. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company.

(in thousands, except where noted)

10. Commitments and Contingencies

Leases

The Company leases space in the home office from WSFH. The Company leases its branch and home office space under noncancelable agreements expiring at various dates through the year 2014.

At December 31, 2005, the aggregate minimum rentals (net of sublease income) due under noncancelable operating leases are as follows:

2006	$14,417
2007	13,860
2008	12,305
2009	11,874
2010	12,060
Thereafter	39,700
	$104,216

Certain occupancy leases are subject to escalation or reduction based on specified costs incurred by the landlord.

Letter of Credit

A letter of credit has been obtained by the Company at December 31, 2005 in the amount of approximately $1 million principally to satisfy any of the Company's outstanding debts to research vendors on behalf of one of the Company's customers in the event of non-payment.

Guarantee

On March 1, 2005, and as extended on February 28, 2006, the Prudential agreed to provide the Company financial support as necessary in order for the Company to maintain compliance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934, for a period of time of one year from the date of the letter.

Litigation

In 1999, a class action lawsuit, *Burns, et al. v. Prudential Securities Inc., et al.*, was filed in the Marion County, Ohio Court of Common Pleas against Jeffrey Pickett (a former Prudential Securities financial advisor) and the Company alleging that Pickett transferred, without authorization, his clients' equity mutual funds into fixed income mutual funds in October 1998. The claims were based on theories of conversion, breach of contract, breach of fiduciary duty and negligent supervision. In October 2002, the case was tried and the jury returned a verdict against the Company and Pickett for $11.7 million in compensatory damages and against the Company for $250 million in punitive damages. In July 2003, the court denied the Company's motion to set aside or reduce the jury verdict, and sustained the judgment in the amount of $269 million including prejudgement interest and attorneys' fees. The Company's appeal is pending.

Commencing in 2003, the Company received formal requests for information relating to the purchase and sale of mutual fund shares and variable annuities from regulators and law enforcement authorities, including the SEC, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), the New Jersey Bureau of Securities (NJBS), the NYAG, the Securities Division of Massachusetts (MSD) and the United States Attorney, District of Massachusetts (USAM). The matters remaining under investigation principally concern the

Company's former Prudential Securities (PSI) retail brokerage operations. The Company is cooperating with all investigations.

In 2003, in connection with these investigations, the SEC filed a civil action against individual PSI brokers and a branch manager; the MSD filed administrative complaints against both PSI and certain brokers and branch managers. The MSD's complaint against PSI alleged that it knew or should have known about alleged deceptive market timing and late trading in mutual funds in its Boston branch, failed reasonably to supervise the conduct of the brokers in that branch, and failed to implement controls designed to prevent and detect violation of Massachusetts securities law. The SEC and MSD complaints against former PSI brokers and branch managers were based on allegations related to market timing similar to those the MSD asserted against PSI. These actions remain pending.

In August and September 2005, two former PSI brokers pled guilty to criminal charges brought by the USAM based on their participation in deceptive practices relating to market timing activities, and it is possible that additional civil and/or criminal charges may be brought against these and other former PSI personnel.

The investigations by the SEC, NYSE, NASD, NJBS, NYAG, MSD and USAM of market timing activities at PSI continue, with each evaluating PSI and its former personnel from the perspective of federal and state laws and regulations and rules of the self-regulatory organizations relevant to its jurisdiction. These investigations focus on brokers in Boston and a few other branch offices in the U.S., their supervisors, and other members of the control structure with responsibilities that related to the market timing activities. The Company believes that pending investigations will likely result in proceedings and/or settlements. The Company is actively seeking global resolution with all of the above noted authorities, although no assurance can be given of a global resolution or separate settlements covering all or any matters under investigation or whether additional matters will be subject to investigation. Any settlement achieved can be expected to result in fines and penalties. The Company has established a reserve for anticipated settlement costs, but there are no assurances that this reserve will prove adequate or that a material increase will not be required.

If achieved, settlement of the matters also could involve continuing monitoring, changes to and/or supervision of business practices, findings that may adversely affect existing or cause additional litigation, adverse publicity and other adverse impacts to the Company's businesses.

In addition to these regulatory proceedings, in October 2004, Prudential and the Company were named as defendants in several class actions brought on behalf of purchasers and holders of shares in a number of mutual fund complexes. The actions are consolidated as part of a multi-district proceeding, *In re: Mutual Fund Investment Litigation*, pending in the United States District Court for the District of Maryland. The complaints allege that the purchasers and holders were harmed by dilution of the funds' values, and excessive fees, caused by market timing and late trading, and seek unspecified damages. In August 2005, the Company was dismissed from several of the actions, without prejudice to repleading the state claims, but remains a defendant in other actions in the consolidated proceeding. Motions to dismiss the other actions are pending.

PSI has been named as a defendant in a number of industry-wide purported class actions in the United States District Court for the Southern District of New York relating to its former securities underwriting business. Plaintiffs in one consolidated proceeding, captioned *In re: Initial Public Offering Securities Litigation*, allege, among other things, that the underwriters engaged in a scheme involving tying agreements, undisclosed compensation arrangements and research analyst conflicts to manipulate and inflate the prices of shares sold in initial public

(in thousands, except where noted)

offerings in violation of the federal securities laws. Certain issuers of these securities and their former officers and directors have also been named as defendants. In October 2004, the district court granted plaintiffs' motion for class certification in six "focus cases." The underwriter defendants appealed that ruling to the United States Court of Appeals for the Second Circuit, which is scheduled to hear argument on it in March 2006. In June 2004, plaintiffs entered into a settlement agreement with the issuers, officers and directors named as defendants in the lawsuits, which the district court preliminarily approved in February 2005. In August 2000, PSI was named as a defendant, along with other underwriters, in a purported class action, captioned *CHS Electronics Inc. v. Credit Suisse First Boston Corp. et al.*, which alleges on behalf of issuers of securities in initial public offerings that the defendants conspired to fix at 7% the discount that underwriting syndicates receive from issuers in violation of federal antitrust laws. Plaintiffs moved for class certification in September 2004 and for partial summary judgment in November 2005. The class certification motion has been fully briefed, and the summary judgment motion has been deferred pending disposition of the class certification motion. In a related action, captioned *Gillet v. Goldman Sachs et al.*, plaintiffs allege substantially the same antitrust claims on behalf of investors, though only injunctive relief is currently being sought.

In September and October 2005, five purported class action lawsuits were filed against PSI and the Company claiming that stock brokers were improperly classified as exempt employees under state and federal wage and hour laws and, therefore, were improperly denied overtime pay. The complaints seek back overtime pay and statutory damages, interest, and attorneys' fees. Two of the complaints, *Janowsky v. Wachovia Securities, LLC* and *Prudential Securities Incorporated* and *Goldstein v. Prudential Financial, Inc.*, were filed in the United States District Court for the Southern District of New York. The *Goldstein* complaint purports to have been filed on behalf of a nationwide class. The Janowsky complaint alleges a class of New York brokers. The three complaints filed in California Superior Court, *Dewane v. Prudential Equity Group*, *Prudential Securities Incorporated*, and *Wachovia Securities*; and *Carayanis v. Prudential Equity Group LLC* and *Prudential Securities Inc.*, purport to have been brought on behalf of classes of California brokers.

The Company is subject to various lawsuits and arbitration claims rising principally out of the retail brokerage business it operated prior to contribution of that business to the Company's joint venture with Wachovia Securities in July 2003. In certain of these matters, large and/or indeterminate amounts are sought. It is possible that the ultimate cost of resolving these matters could have a material adverse affect on the Company's financial condition and future results of operations.

11. Fair Value Disclosure

The financial instruments of the Company, namely reverse repurchase agreements, U.S. government and federal agency debt, mortgage-backed debt, commercial paper and certificates of deposit are reported in the Consolidated Statement of Financial Condition at carrying amounts that approximate fair values because of the short maturities of the investments. All other financial instruments are reported in the Consolidated Statement of Financial Condition at market or fair value.

12. Subsequent Event

As mentioned in Note 6 and as required under the Prudential guarantee mentioned in Note 10, the Parent made an additional $333 million equity capital contribution in the Company on February 1, 2006 in order to provide adequate funding necessary to maintain compliance with the Uniform Net Capital Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants on
Internal Control Required By SEC Rule 17a-5

To the Member of
Prudential Equity Group, LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Prudential Equity Group, LLC and Subsidiaries (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the member, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2006